Mail Stop 4561

May 2, 2007

Thomas Massie
President and Chief Executive Officer
Bridgeline Software, Inc.
10 Sixth Road
Woburn, MA 01801

> **Re:** **Bridgeline Software, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed on April 2, 2007**
> **File No. 333-139298**

Dear Mr. Massie:

We have reviewed your amended filing and responses and have the following comments.

General

1. Please note that to the extent the following comments apply to both the IPO and Selling Shareholder prospectuses, changes in both sections should be made accordingly.

2. We reissue prior comment 2 of our letter dated March 9, 2007. We are in receipt of the full page glossies you provided in Exhibit A to your response letter. It does not appear to be appropriate to include as graphics screen shots of other companies' websites such as BNY Corporate Trust or FMCS, since these websites depict businesses that do not relate to your business. Please revise the graphics to eliminate these screen shots. Please also and provide us with camera ready copies of the revised inside front and back cover pages of the prospectus as they will be presented to readers so that we may evaluate the graphics in the format that they will be viewed.

Cover Page

3. Please refer to prior comment 3 of our letter dated March 9, 2007. Please revise the cover page to replace the reference to "certain" selling shareholders and warrants with text that informs the reader. For instance, you may refer to the

selling shareholders listed on alternative page 79 and the warrants issued in an April 2006 private placement transaction.

Summary, page 3

4. Please refer to prior comment 7 of our letter dated March 9, 2007. As previously requested, please state, consistent with your revised disclosure on pages 65-65 under the subheading terms of the acquisition, that although the closing of the acquisition is not a condition to the closing of the public offering, you do not intend to seek effectiveness of the registration statement until the acquisition is closed in escrow. In addition, please briefly discuss the impact of any inability to meet the conditions to closing of the Objectware acquisition

Acquisitions, page 5

5. Please refer to prior comment 7 of our letter dated March 9, 2007. We reissue our comment requesting that you state prominently and clearly whether the closing of the acquisition is a condition to the closing of the public offering. Based on your responses to date, it appears that there are circumstances under which the planned acquisition may not be consummated, e.g., because conditions to transaction completion may not be satisfied or performed. If this is true, the disclosure must be revised to state unambiguously that closing of the firm commitment offering is not conditioned on the acquisition and that the acquisition is not assured. Please advise or revise accordingly.

6. We note your statement that the "acquisition will close in escrow" shortly before the completion of this offering. Please revise throughout the document this statement, which does not have a readily understood meaning and suggests that the acquisition itself has closed and will be completed in all circumstances. It appears you should state what each of the purchaser and target companies will do prior to the effective date, but that further actions will be required to consummate the acquisition. Please be advised that we will be unable to fully evaluate the disclosure regarding the interrelationship of the firm commitment offering and the proposed acquisition until we have reviewed the escrow agreement, the actions to be performed by each party that will be unperformed at the effective date, and the conditions to each party's future performance.

7. Please refer to prior comment 9 of our letter dated March 9, 2007. We note that you have retained without revision the statement that "compounded annual growth rates of at least 20% per year for each acquired entity may be possible" in the summary. The statement that you may obtain this growth rate does not appear to be meaningful. Clarify whether it is in fact your projection of future revenue growth, clarify the nature of the material information you are seeking to provide investors, or remove the statement. To the extent you provide a projection or

similar statement concerning future performance, you must provide sufficient support for your claim. The information we have received from you to date does not appear to provide a reasonable basis for a projection of this type. While past performance in other transactions may be of interest to potential investors, it does not provide appear probative of what will happen in a future year with respect to different acquisitions. If a projection is provided, revise to provide both quantitative and qualitative support for these projections.

Risk Factors, page 10

There is substantial doubt about our ability to continue as a going concern, page 10

8. Please refer to prior comment 13 of our letter dated March 9, 2007. Please revise to relocate your discussion regarding the number of months your available cash resources will allow you to fund your financial obligations near the beginning of the risk factor. Steps you have taken to mitigate the risk such as streamlining your operations need not be discussed in the risk factor, which should be limited to concisely stating the nature and extent of the risk relating to your ability to continue as a going concern.

We have shifted a significant portion of our software development operations to India, page 15

9. Please revise to quantify what portion of your software development operations was moved to India. Include a discussion of the number of employees located there.

Management's Discussion and Analysis, pages 26- 38

Stock-based Compensation, pages 36-37

10. We note your response to previous comment 32 of our letter dated March 9, 2007 and the additional disclosures added on pages 36 and 37 of MD&A. Your response indicates that you considered a variety of quantitative and qualitative factors which appear to take into account the different stages of your business development giving consideration to both a market and an income related approach as well as the effect of the IPO process in arriving at the determined enterprise value of your company. We note however that you do not disclose on page 36 the significant assumptions and factors used to derive and select your use of discounted cash flows, average trading multiples of comparable peer group public companies and recent comparable industry and company buy and sell transaction multiples. While you note the use of a combination of valuation methods on page 37 we do not see disclosure of the assumptions and factors used to select both the methods and the significant factors and assumptions behind the

basis for combining and weighting of those methods. Because you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist your disclosures should be revised to consider all of the disclosures recommended in paragraph 182 of the 2004 AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). You should consider the disclosure examples in paragraph 183 of the Practice Aid in any revision.

11. We are still reviewing your responses to previous comment(s) 30 and 31 and comment(s) 90 through 93 of our letter dated March 9, 2007. Upon review of any additional stock-based compensation disclosures requested in our comment above, we may have further comment.

Business

12. Please refer to prior comment 40 of our letter dated March 9, 2007. We note the e-mail transcript regarding communications with Harte Hanks. It is unclear from the transcript alone how this data supports your statement on page 61 attributed to Harte-Hanks that "there are over 2,000 Web development companies in North America. Many of these entities are profitable, with annual revenues between $1 million and $5 million." Please advise. Further, it appears that the research data provided to you by Harte-Hanks included as Exhibit D to your response letter may have been commissioned by you for your use. If so, please file a consent from Harte-Hanks as an exhibit to the registration statement. See Rule 436(a) of Regulation C. Alternatively, we will not object if you remove any such references for which you do not file a consent and revise the disclosure to express the statements as Bridgeline's views, based on its market research and analysis.

13. Please refer to prior comment 48 of our letter dated March 9, 2007. We note the revisions to the competition discussion on pages 65 and 66. Describe how your competitive position compares to that of your competitors with respect to any of the other areas you identified, such as pricing, ease of implementation or reliability. Please be specific in explaining the basis of conclusions you express regarding your competitive position. In addition, to the extent that any of your competitors dominates your industry niche, this should also be discussed.

Unaudited Combined Pro Forma Condensed Financial Statements, pages F-3 to F-7

Notes to the Unaudited Combined Pro Forma Condensed Balance Sheet, pages F-5 to F-7

14. Revise pro forma Note 3(k) to clearly describe how the $11,491,000 in cash received from the offering has been determined. Where payment amounts are netted against proceeds show and describe the gross amounts in Note 3(k). This will help to explain your Note 3(p) reference to Note 3(k) on page F-7. Tell us

how the revised presentation reconciles to cash proceeds disclosed elsewhere in the filing.

Notes to the Unaudited Combined Pro Forma Condensed Statement of Operations for the Three Months Ended December 31, 2006, pages F-9 to F-10

15. We note the Company adopted SFAS 123R on October 1, 2006. Tell us what impact this adoption had on the pro forma financial information presented for Objectware for the three-month period ended December 31, 2006.

Notes to the Unaudited Combined Pro Forma Condensed Statement of Operations, pages F-11 to F-14

16. We note your response to prior comment 69 of our letter dated March 9, 2007. Revise your disclosures to provide financial information for New Tilt for both the quarterly period ended December 31, 2005 and the period through the date of acquisition in 2006, which will enable the reader to clearly understand how the financial information included in the column "Consummated Acquisition Historical" has been determined.

17. We reference pro forma Note 3(b)(ii). Tell us why you are recording a pro forma adjustment to reduce depreciation expense in the period ended September 30, 2006 for purchase price accounting adjustments relating to iapps when you acquired this entity in December of 2004.

18. We note the pro forma adjustment within Note 4 to eliminate the accounting fees for audits performed on both New Tilt and on Objectware. We do not believe this pro forma adjustment meets the "factually supportable" criteria nor have you made the case for the continuing impact or acquisition-attributable reason to remove these costs within Rule 11-02(b)(6) of Regulation S-X. Please revise to remove the related pro forma adjustment.

19. We note your response to prior comment 75 of our letter dated March 9, 2007. Based on the information provided regarding the dilutive effect of the "in the money" options and warrants, it is not clear how the number of weighted average shares for diluted earnings per share purposes has been determined. The determination of this computation should be easily calculated and transparent to the investor. Further, the denominator used in computing pro forma EPS should include only those common shares whose proceeds are being reflected in pro forma adjustments in the statement of operations. Common shares whose proceeds will be used for general corporate purposes, for example, should not be used for computing EPS. A company may present "additional" EPS data reflecting the issuance of all shares if it considers this information meaningful. Please revise.

Financial Statements for Bridgeline Software Inc. filed for the period ended September 30, 2006 and Financial Statements for the three month period ended December 31, 2006

Notes to the Financial Statements

Note 2. Revenue Recognition, pages F-21 to F-24

20. We note your response to prior comment 78 of our letter dated March 9, 2007. Provide the following additional disclosures within each of the identified revenue caption descriptions. Provide us with additional information where we have not requested a specific disclosure be made:

Web Services

- Disclose the revenue recognition literature you are following when accounting for standalone service arrangements.
- Disclose the revenue recognition literature you are following in accounting for the Web Services arrangements when software is also a component. Address whether you consider the software deliverable in these arrangements to be incidental to the services as a whole as denoted in paragraph 2 of SOP 97-2.
- Tell us your consideration given to EITF 03-05 in accounting for these arrangements when software is a component of the arrangements.

Managed Services

- Disclose the revenue recognition literature and method you are following when accounting for standalone services under these arrangements.
- Disclose how you are accounting for hosting arrangements that are sold separately.

Subscriptions

- Tell us whether License Subscription Agreements are sold on a standalone basis and if so, disclose what revenue recognition literature and method you are following.

Multiple element arrangements

- In accordance with paragraphs 9 and 10 of EITF 00-21 you are required to evaluate all deliverables in determining the actual separate units of accounting for arrangement allocation purposes. Revise your disclosures to more clearly identify each of the individual deliverables as well as the separate units of accounting utilized in applying the residual method.

- Disclose the undelivered elements in these arrangements. In your response, you do not identify PCS as an undelivered element. Tell us why this is the case.
- Determination of fair value for the software element in these multiple element arrangements should be done pursuant to paragraph 10 of SOP 97-2. You indicate that you utilize third party evidence in determining fair value, which is not appropriate. Please revise to apply SOP 97-2.
- Disclose how you account for direct costs in these multiple element arrangements as required by paragraph 17 of EITF 00-21.

Note 2. Reclassifications, page F-31

21. Tell us why the disclosures regarding the "reclassifications" were eliminated in the most recent amendment number 2 to the Form SB-2.

Note 9. Stockholders' Equity, pages F-41 to F-44

22. We note your adoption of SFAS 123R on October 1, 2006. Your disclosures in Note 2 on pages F-29 to F-30 and in Note 9 on pages F-43 and F-44 should be revised to provide all of the disclosures required by paragraphs 64-65, 84 and A240-A242 through the interim period ended December 31, 2006 following SAB 107, H. "First Time Adoption of Statement 123R in an Interim Period."

23. We note the additional information included in Exhibits G and H. Please address the following as it relates to the information provided so that we may further understand how you have determined the estimated fair values utilized in your equity issuances:

- Clarify why revenue multiples of 1.5X and 1.9X are appropriate measures for the periods specified when considering companies within your peer group.
- Clarify why your use of a constant 20% marketability discount is an appropriate measure given your various stages of enterprise development. Tell us what considerations you have given, if any, to your assessment of your ability to successfully consummate an IPO. We would expect the marketability discount to decrease over time as company management determined that the expected probability of pursuing an IPO was a more realistic next step within your stage of development.

Objectware Financial Statements filed for the period ended September 30, 2006

Note 2. Revenue recognition, pages F-54 to F-54

24. We note your responses to prior comments 97 and 98 of our letter dated March 9, 2007. Provide the following additional disclosures within in each of the identified

revenue caption descriptions. Provide us with additional information so that we may understand your accounting where we have not requested a specific disclosure be made:

Web Services

- Disclose the revenue recognition literature you are following when accounting for standalone service arrangements.
- Disclose the revenue recognition literature you are following in accounting for the Web Services arrangements when software is also a component. Address whether you consider the software deliverable in these arrangements to be incidental to the services as a whole as denoted in paragraph 2 of SOP 97-2.
- Tell us your consideration given to EITF 03-05 in accounting for these arrangements when software is a component of the arrangements.
- Tell us the amount of licensed software revenue recognized during the periods presented. Address why you have not disclosed this revenue as a separate line item.

Managed Services

- Disclose the revenue recognition literature and method you are following when accounting for standalone services under these arrangements.
- Tell us the amount of hosting revenues recognized during the periods presented.
- Disclose how you are accounting for hosting arrangements that are sold separately.

Multiple element arrangements

- In accordance with paragraphs 9 and 10 of EITF 00-21 you are required to evaluate all deliverables in determining the actual separate units of accounting for arrangement allocation purposes. Revise your disclosures to more clearly identify each of the individual deliverables as well as the separate units of accounting utilized in applying the residual method.
- Disclose the undelivered elements in these arrangements. Given that you appear to sell software it is unclear as to whether you consider PCS to be an undelivered element. Tell us the amount of PCS revenues recognized during the periods presented.
- Determination of fair value for the software element in these multiple element arrangements should be done pursuant to paragraph 10 of SOP 97-2. You indicate that you utilize third party evidence in determining fair value, which is not appropriate. Please revise to apply SOP 97-2

- Address how you account for direct costs in these multiple element arrangements. We reference paragraph 17 of EITF 00-21.

New Tilt Financial Statements, pages F-63 to F-75

25. We note your response to prior comment 105 of our letter dated March 9, 2007. Please provide the comparative interim period financial statements required by Item 310(c)(3) and Item 310(b) of Regulation S-B.

Selling Shareholder Prospectus

Selling Stockholders, page Alt. 79

26. Please revise the disclosure, consistent with your response to prior comment 57 of our letter dated March 9, 2007, to identify Joseph Gunnar & Co. as a registered broker-dealer and to indicate that the shares held were received as compensation for investment banking services.

27. Please revise the disclosure to provide the representation made in response to prior comment 57 of our letter dated March 9, 2007. The qualifying language "to [the company's] knowledge" should be removed as you should be able to obtain a representation from the affiliates as to whether the shares were obtained in the ordinary course of business without a view to distribute those shares.

Risk Factors, page Alt. 10

28. We note that you have revised some risk factors to eliminate disclosure irrelevant to the prospectus to be used by the selling shareholders. However, it is unclear why you eliminated the first risk factor on page Alt. 10 relating to the auditors' going concern opinion. Please revise to include this risk factor along with revised language relating to the status of the initial public offering.

You may contact Marc Thomas 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If you still require further assistance, you may contact the Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: (781) 622-5933</u>
        Carl F. Barnes, Esq.
        Morse, Barnes-Brown & Pendleton, P.C.